Renaissance Learning, Inc.
P.O. Box 8036
Wisconsin Rapids, Wisconsin 54495-8036
Phone (715) 424-3636; Fax (715) 424-4242
www.renlearn.com

May 3, 2005

VIA EDGAR AND FACSIMILE: (202) 942-9528

Mr. Perry Hindin
Division of Corporate Finance
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Renaissance Learning, Inc.
Registration Statement on Form S-4/A1
Filed April 13, 2005
File No. 333-122993

Dear Mr. Hindin:

     This letter is in response to the letter from Barbara Jacobs, Assistant Director, to Renaissance Learning, Inc. (“Renaissance”) dated April 25, 2005 (the “comment letter”). Renaissance understands that (1) it is responsible for the adequacy and accuracy of the disclosure made in its filings, (2) the staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) Renaissance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please note that we have added additional disclosure regarding the treatment of outstanding “in-the-money” options to purchase shares of AlphaSmart common stock in the sections entitled “Questions and Answers About the Mergers,” “Summary—Continuity of Interest Test,” “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Continuity of Interest Test,” “The Merger Agreement—AlphaSmart’s Option Plans; Employee Stock Purchase Plan” and “The Merger Agreement—Material United States Federal Income Tax Consequences of the Mergers” and Exhibit 99.2 to the Registration Statement (Letter of Transmittal and Election Form). We have also added an additional assumption to the illustrative tables set forth in the “The Merger Agreement—Continuity of Interest Test” section regarding these stock options.

     In addition, we have updated certain of the figures used in the calculations comprising the illustrative tables set forth in the “Summary—The Redesignation,” “Summary—Continuity of

Mr. Perry Hindin
U.S. Securities and Exchange Commission
May 3, 2005

Interest Test,” “The Merger Agreement—The Redesignation” and “The Merger Agreement—Continuity of Interest Test” sections. The date used to determine the total number of outstanding shares of common stock of AlphaSmart, Inc. (“AlphaSmart”) was updated from January 4, 2005 (14,899,278 shares outstanding) to April 15, 2005 (14,897,549 shares outstanding). The date used to calculate the volume weighted average price per share of Renaissance common stock was updated from the 10 trading days ended February 22, 2005 ($15.9864 per share) to the 10 trading days ended April 15, 2005 ($16.2439 per share).

     Set forth below are the comments from the comment letter and our responses thereto.

Form S-4

General

1.	In your letter to us dated April 12, 2005, you indicated that you expected that certain amendments to the merger agreement would be approved by each of the boards of directors of Renaissance Learning and AlphaSmart on or about April 20, 2005. Please confirm whether or not this has occurred.

RESPONSE: Each of the respective Boards of Directors of Renaissance and AlphaSmart approved the amendments to the merger agreement.

Questions and Answers About the Mergers, page v

Can I change my election, page vii

2.	We note your response to our prior comment 8. It appears then that there is no feasible alternative for an investor to change an election immediately prior to the special meeting other than by physically appearing at the meeting due to the time involved in withdrawing one’s original election and submitting another letter of transmittal and election form. Please add language to each of the sections cited in your response as well as to Exhibit 99.2 to make this clear to AlphaSmart shareholders.

RESPONSE: Disclosure has been added to the sections entitled “Questions and Answers About the Mergers,” “Summary—Election of Cash, Stock or Combination Consideration” and “The Merger Agreement—Election of Cash, Stock or Combination Consideration” and Exhibit 99.2 to the Registration Statement (Letter of Transmittal and Election Form) indicating that AlphaSmart stockholders will be unable to change their election if the processes to change their election are not fully completed prior to the election deadline.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
May 3, 2005

Summary page 1

The Redesignation, page 4

3.	As discussed with counsel on April 21, 2005, please revise the penultimate sentence of the second paragraph to reference the correct number of shares by which the 45% limit would be exceeded. In addition, consider adding a sentence immediately following the aforementioned sentence to clarify how such number is calculated in your specific example.

RESPONSE: Using the updated figure for total outstanding shares of AlphaSmart common stock discussed above, the number of shares by which the 45% limit would be exceeded was re-calculated to be 2,093,652. Disclosure has been added to clarify how this figure was calculated.

Continuity of Interest Test, page 5.

4.	In the last sentence of this section, you indicate that you do not believe that an adjustment to combination elections is likely. Consider adding language similar to that found in the last sentence of footnote 1 on page 68 regarding the 99.7% combination election threshold that would trigger a continuity of interest adjustment.

RESPONSE: Disclosure has been added to the table in this section entitled “Example of Continuity of Interest Test Adjustment on Combination Elections of 100 Shares of AlphaSmart Common Stock” to reflect that based on the assumptions discussed under the heading, “The Merger Agreement—Continuity of Interest Test,” no adjustment to satisfy the continuity of interest test would be necessary unless the combination election shares exceeded approximately 98.4% of the outstanding shares of AlphaSmart common stock. The 98.4% figure was calculated using the updated figures discussed above.

Material United States Federal Income Tax Consequences of the Mergers, page 79

5.	As discussed with counsel on April 21, 2005, revise the language found on page 80 to make it clear that this section constitutes a tax opinion of each of your and AlphaSmart’s counsels. As currently written, the language appears to imply that this section does not constitute a tax opinion. Please make corresponding changes to all affected disclosure, including page 10 of your document.

RESPONSE: Done.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
May 3, 2005

Exhibit 8.2

6.	The first sentence of the last paragraph of this tax opinion is inappropriate because the reader may rely upon counsel’s opinion. Please obtain a revised opinion.

RESPONSE: The revised tax opinion is set forth as Exhibit 8.2 to the Registration Statement.

     If you have any questions regarding our responses, or if I can be of any further assistance, please do not hesitate to call me at (715) 424-3636 or Dennis F. Connolly of Godfrey & Kahn, S.C. at (414) 287-9258.

Very truly yours,

RENAISSANCE LEARNING, INC.

/s/ John R. Hickey

John R. Hickey
President and Chief Executive Officer